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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                      ------------------------------------

                       ANGELES INCOME PROPERTIES, LTD. II
                           (Name of Subject Company)

                         BROAD RIVER PROPERTIES, L.L.C.
                           INSIGNIA PROPERTIES, L.P.
                           INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------

                                JEFFREY P. COHEN
                             SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------






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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Commission on April 27, 1998 (the "Statement") by Broad River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), relating to the tender offer of the Purchaser to purchase up to 40,000 of the outstanding units of limited partnership interest (the "Units") of Angeles Income Properties, Ltd. II (the "Partnership") at a purchase price of $150 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase and the Statement.

     The following Items of the Statement are hereby supplemented and/or amended as follows:

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (b) Broad River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), has increased its purchase price and now is offering to purchase up to 40,000 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $160 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 1998 (the "Offer to Purchase"), the First Supplement to the Offer to Purchase, dated May 8, 1998 (the "Supplement"), and the related Assignment of Partnership Interest (which, together with any further supplements or amendments, collectively constitute the "Offer"). Copies of the Offer to Purchase, Assignment of Partnership Interest and the Supplement are filed as Exhibits (a)(1), (a)(2) and (a)(5), respectively. The information set forth in the Offer to Purchase under "Introduction" and the information set forth in the Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) As a result of the increase in the Purchase Price, the total amount of funds necessary to purchase the maximum number of Units sought in the Offer and to pay related fees and expenses will be approximately $6,900,000. The information set forth in the Offer to Purchase in Section 10 ("Conflicts of Interest and Transactions with Affiliates"), in Section 12 ("Source of Funds") and in the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (f) The information set forth in the Offer to Purchase, the Assignment of Partnership Interest and the Supplement, copies of which are filed as Exhibits
(a)(1), (a)(2) and (a)(5), respectively, is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(5) Supplement, dated May 8, 1998.

     (a)(6) Cover Letter, dated May 8, 1998, to Limited Partners of the Partnership.




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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 1998


                              BROAD RIVER PROPERTIES, L.L.C.


                              By: /s/ JEFFREY P. COHEN
                                  ---------------------------------
                                  Jeffrey P. Cohen
                                  Manager



                              INSIGNIA PROPERTIES, L.P.

                              By: Insignia Properties Trust,
                                  its General Partner


                              By: /s/ JEFFREY P. COHEN
                                  ---------------------------------
                                  Jeffrey P. Cohen
                                  Senior Vice President



                              INSIGNIA PROPERTIES TRUST


                              By: /s/ JEFFREY P. COHEN
                                  ---------------------------------
                                  Jeffrey P. Cohen
                                  Senior Vice President



                              INSIGNIA FINANCIAL GROUP, INC.


                              By: /s/ FRANK M. GARRISON
                                  ---------------------------------
                                  Frank M. Garrison
                                  Executive Managing Director






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                                 EXHIBIT INDEX
                                 -------------

   EXHIBIT NO.                         DESCRIPTION
   -----------                         -----------
      (a)(5)         Supplement, dated May 8, 1998.
      (a)(6) Cover Letter, dated May 8, 1998, to Limited Partners of the Partnership.















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